Exihibit 99.1
4Q25 Earnings Release
March 02nd, 2026
investors.stone.co

StoneCo Reports Fourth Quarter and Fiscal Year 2025 Results
George Town, Grand Cayman, March 02, 2026 – StoneCo Ltd. (Nasdaq: STNE) (“Stone” or the “Company”) today reports its financial results for the fourth quarter and fiscal year ended December 31, 2025.
Main highlights for 2025:

Adjusted Gross Profit (Continuing Operations)	Adjusted Basic EPS (Continuing + Discontinued Operations)
R$ 6.3bn	R$ 9.71/share
+13.5% year over year	+33.6% year over year

Note on presentation of financial results

Following the reclassification of some software assets held for sale, resulting in our 6-K filing, “StoneCo Announces Divestment of Software Assets,” dated July 22, 2025, as from 2Q25 we have updated how we present our financial results.
From 2Q25 onwards, our financials and analysis are focused solely on continuing operations, unless otherwise stated. The Income Statement has been recasted retrospectively to reflect only continuing operations, with results from discontinued operations now shown as a single line item — "Net Income (loss) for the period from Discontinued Operations" — before Net Income. You can find historical data under the new reporting format in table 11 of this earnings release and in the “Results Spreadsheet 4Q25” published on our Investor Relations website.
The Balance Sheet remains unchanged for prior periods. However, from 2Q25, it includes a dedicated line for "Assets Held for Sale" and another one for “Liabilities associated with assets held for sale”.
Finally, our Cash Flow Statement continues to be presented on a consolidated basis, including both continuing and discontinued operations for each reporting line.

CEO Letter to Shareholders
A Letter from One Long-Term Owner to Another
"Dear Fellow Shareholders,
There is a simple test we apply before almost every major decision at Stone: would we make this same call if our entire net worth were invested here? In most cases, that is not hypothetical. We are owners first. Our fortunes rise and fall with yours. That is not a posture. It is the organizing principle of how we run this company, and it is the lens through which I want to share what happened in 2025, and why we believe the years ahead will matter far more than the one behind us.
2025 was, above all, a year of deliberate simplification. That word, simplification, can sound like a euphemism for retreat. It is not. It is, in our view, one of the most underrated acts of leadership a management team can perform. Businesses naturally accumulate: products, brands, systems, reporting layers, meetings about meetings. Left unchecked, complexity becomes its own kind of drag on compounding. We chose to fight that drag directly.
The results support the logic. Adjusted basic EPS grew 34% year-over-year. Return on equity expanded to 26% in the last quarter. And throughout the year, we maintained a robust net cash position — a buffer that gives us the freedom to act when opportunities arise and the discipline to wait when they do not.
The Hardest Decisions Are About What You Stop Doing
The most consequential act of simplification in 2025 was the sale of our software assets, Linx, to TOTVS for more than R$3.0 billion. We want to be clear about why.

Earnings Release | 4Q25	2

We did not sell Linx because it was a bad business. We sold it because it was not our business — not in the sense that matters most. Our competitive advantages live at a very specific intersection: payments, banking, and credit, all reinforced by proprietary transaction data, deep distribution, disciplined underwriting, and end-to-end technology we control. Linx was a good business sitting outside that intersection. Keeping it would have meant dividing our attention, our capital, and our best people across two different games. We are not equipped to win both.
Charlie Munger once said that knowing what you don't want to do is just as important as knowing what you do. The Linx sale was that kind of clarity applied at scale. The proceeds gave us capital. The decision gave us focus. In the long run, the focus will matter more.
Our Core Business: Building Compounding Value for Entrepreneurs
Our MSMB segment — micro, small, and medium-sized businesses — is where Stone's story is most alive. These are the entrepreneurs who wake up before sunrise and close after dark. They run the restaurants, the retail shops, the service businesses that form the connective tissue of the Brazilian economy. They trusted us with their payments in growing numbers this year. They deepened their relationship with us across deposits and credit. And with each product they adopt, the economics of serving them improve — not just for us, but for them.
TPV growth moderated in 2025. We will say that plainly rather than dress it up. Macroeconomic headwinds were real, and we made a deliberate choice not to chase volume that does not compound. Growth bought at the expense of client profitability is not growth — it is a loan against the future. We are not interested in that trade.
On credit: we expanded prudently. Our book more than doubled year-over-year while delinquency metrics held at levels we are comfortable with. This reflects the structural advantage of underwriting against real transaction data — we see our clients' businesses in ways most lenders cannot. Credit, done right, is one of the most powerful tools for deepening client relationships. Done carelessly, it destroys them. We intend to keep doing it right.
Products That Earn Their Way Into Daily Life
The best financial products are not the ones that generate applause at conferences. They are the ones quietly woven into how real people run their real businesses, day after day. This year we launched Subscriptions, TapStone, Payment Links with T+0 settlement, and payroll features including “Bate-Ponto” (employees timesheet control). None of these required a stage. All of them earned their place by solving problems entrepreneurs actually have.
We track adoption carefully. When a new product spreads through word-of-mouth, when customers return to it without prompting, when it becomes part of the rhythm of running a business — we know we have done something that will compound. These are the early signals we watch.
The Foundation No One Sees, and Why It Matters
Behind every interface a client touches is infrastructure they never think about: identity systems, onboarding flows, data architecture, shared components. In 2025, we made significant investments to unify our core technology stack and to converge toward a single app and experience across all customer segments.
These changes do not generate headlines. But over time, they generate something better: lower cost structures, faster development cycles, and compounding reliability that clients come to depend on. The returns from platform investments often feel invisible right until they are not — until a competitor realizes they cannot replicate years of architectural work in a quarter. We are building that kind of foundation deliberately.
On Artificial Intelligence: Avoiding POC Fever
We want to say something honest about AI — not because we think we have figured it out, but because we have watched enough companies chase it the wrong way to know what we want to avoid.
The pattern we see most often is what we have started calling POC fever: dozens of pilots, each small enough to fail invisibly, each too small to matter. The result is a portfolio of experiments that looks innovative on a slide deck and produces nothing on a P&L. We chose a different path.
We identified the workflows most consequential to our economics — customer support, engineering productivity, and operations — and pushed AI into production where it demonstrably reduces cost or improves quality. Early

Earnings Release | 4Q25	3

results are encouraging. Automated support resolution has improved meaningfully. Engineering teams are shipping faster. We also gave every team across the company the tools to experiment on their own, and hundreds of incremental improvements have followed.
We believe the compounding value of many small efficiencies, reliably implemented, will outperform the spectacular projects that never leave the lab. That is the bet we are making.
Culture as Compounding Capital
Every business eventually faces the question of whether its culture will hold under pressure. 2025 was, for many companies, a pressure-testing year. For us, it was a year of sharpening.
We have a strong view on how companies fail: rarely through bad strategy and almost always through the slow erosion of behavior — the small compromises that accumulate until no one can quite remember when the standards changed. The antidote is not a culture initiative. It is daily practice. It is how people seek truth when it is uncomfortable, how they hold themselves accountable when no one is watching, and how they develop the people around them with the same seriousness they bring to their own work.
We continue to invest in this because we know it compounds as powerfully as any financial metric. Culture is not separate from business performance. Over a long enough time horizon, it is indistinguishable from it.
Financial Results and Capital Allocation
Adjusted net income grew 19% year-over-year. Return on equity reached 26% in the last quarter. Operating leverage improved as revenues scaled faster than costs — a pattern we intend to extend. We closed the year with a net cash position of R$2.6 billion.
On capital return: we repurchased R$3.0 billion in shares during 2025 at prices we believed represented a meaningful discount to intrinsic value. Our framework for capital allocation is not complicated. We reinvest in the business where returns exceed our cost of capital. We maintain appropriate buffers for our credit operations. And we return excess capital to shareholders when we cannot find uses for it that meet our hurdle. What we will not do is grow for the sake of size. We are in the business of building intrinsic value per share — everything else is a means to that end.
A Transition Built on Continuity
In alignment with the Board's succession planning, I will be transitioning from Chief Executive Officer to non-executive Chairman of the Board following the release of our fourth-quarter results. The Board is unanimous in its support. And I want to be direct: this is a transition I am proud of, not one I am navigating reluctantly.
Companies benefit from fresh energy in execution and long memory in governance. I believe Stone now reinforces both.
Mateus Scherer, our current CFO, will assume the CEO role. Mateus has been one of the architects of Stone's transformation over the past years — helping simplify the business, restore discipline, and focus the organization on what truly matters. He is analytically rigorous in a way that is rare, and he combines that rigor with the kind of judgment that cannot be taught: the ability to stay calm under pressure, to protect the long term even when the short term is loud, and to take genuine responsibility for the people and the outcomes in his care. I have seen him perform in moments of both difficulty and success. He has the temperament, the values, and the depth that this role requires.
For me, this is a change in posture, not in purpose. I will continue thinking like an owner — protecting what we have built, contributing to what comes next, and staying true to the principles that guided us here. Stone's story is far from finished. If anything, its most important chapters are still ahead.
In Closing
To our employees: the discipline and resilience you showed in 2025 is the foundation everything else rests on. Thank you.

Earnings Release | 4Q25	4

To our clients: you trusted us with your businesses. We do not take that lightly, and we intend to keep earning it.
To our shareholders: Our commitment remains the disciplined, long-term execution that creates lasting, sustainable value."
Pedro Zinner
Former Chief Executive Officer, Incoming Chairman of the Board

A Message from Our Incoming CEO
"I am honored to lead Stone into its next cycle. My mandate is clear: to execute our strategic roadmap with the same agility that built Stone, but with a heightened level of financial discipline. We will continue to prioritize high-quality growth and capital efficiency as we build the most reliable and focused financial platform for Brazilian entrepreneurs".
The Opportunity Ahead
Brazil is one of the most entrepreneurial countries on Earth. The gap between what Brazilian businesses need from a financial partner and what they currently receive remains large. Millions of merchants and service providers are still underserved — by institutions that are too slow, too complex, or simply not aligned with their success.
Our ambition is simple to say and hard to earn: to become the most trusted and indispensable financial platform for Brazilian entrepreneurs. Trusted not because we market ourselves that way, but because we have earned it.
We believe this goal is within reach. But we also know it requires staying focused when distraction is available, staying rational when the market rewards irrationality, and continuing to raise our standards in the moments when no one would notice if we did not.
We enter 2026 prepared and focused — a combination that, in our experience, tends to serve companies well over time.
Mateus Scherer
Incoming Chief Executive Officer

Earnings Release | 4Q25	5

Operating and Financial Highlights from Continuing Operations
CONSOLIDATED ADJUSTED FINANCIAL METRICS FROM CONTINUING OPERATIONS (unless otherwise noted)
Table 1: Main Financial Metrics from Continuing Operations

Main Financial Metrics (R$mn)	4Q25	3Q25	Δ q/q %	4Q24	Δ y/y %	2025	2024	y/y %
Total Revenue and Income	3,725.3	3,566.8	4.4%	3,295.7	13.0%	14,153.8	12,049.6	17.5%
Adjusted Metrics
Gross Profit	1,662.4	1,604.9	3.6%	1,523.0	9.1%	6,319.4	5,566.3	13.5%
Gross Profit margin (%)	44.6%	45.0%	(0.4)p.p.	46.2%	(1.6)p.p.	44.6%	46.2%	(1.5)p.p.
EBT	788.5	757.4	4.1%	728.8	8.2%	2,903.2	2,583.6	12.4%
EBT margin (%)	21.2%	21.2%	(0.1)p.p.	22.1%	(0.9)p.p.	20.5%	21.4%	(0.9)p.p.
Net Income	706.9	641.5	10.2%	629.0	12.4%	2,477.2	2,108.2	17.5%
Net income margin (%)	19.0%	18.0%	1.0p.p.	19.1%	(0.1)p.p.	17.5%	17.5%	0.0p.p.
Table 2: Main Financial Metrics from Continuing + Discontinued Operations

Main Financial Metrics (R$mn)	4Q25	3Q25	Δ q/q %	4Q24	Δ y/y %	2025	2024	y/y %
Adjusted Metrics
Net Income	734.7	689.9	6.5%	665.6	10.4%	2,609.9	2,200.0	18.6%
Net income margin (%)	18.2%	17.9%	0.4p.p.	18.4%	(0.2)p.p.	17.0%	16.6%	0.4p.p.
Basic EPS (R$/share)	2.87	2.57	11.5%	2.26	26.8%	9.71	7.27	33.6%
Net Cash	2,588.1	3,519.1	(26.5)%	4,704.1	(45.0)%	2,588.1	4,704.1	(45.0)%
oTotal Revenue and Income from continuing operations reached R$3,725.3 million in 4Q25, up 13.0% year over year and 4.4% sequentially. The annual increase was primarily driven by: (i) enhanced client monetization following repricing initiatives implemented in early 2025 to mitigate interest rate hikes, (ii) the expansion of our active client base, and (iii) increasing contribution from our credit product. This performance was achieved despite pressure on floating revenues from the use of client deposits as a funding source in our operation. Sequentially, total revenue and income increased mostly due to higher payment volumes, alongside a continuous acceleration in credit revenues.
oAdjusted Gross Profit from continuing operations reached R$1,662.4 million, increasing 9.1% year over year, mostly as a result of revenue growth, which was partially offset by higher costs to sustain our operations and higher financial expenses, reflecting the higher average CDI rate in the period. Adjusted Gross Profit margin was 44.6%, down from 46.2% in 4Q24 and 45.0% in 3Q25. This year-over-year variation reflects higher provisions in our credit product as we accelerate portfolio growth. Sequentially, the decrease in margin was driven by increased cost of services as a percentage of revenues, which more than compensated the reduction in financial expenses as a percentage of revenues.
oAdjusted EBT from continuing operations totaled R$788.5 million in 4Q25, up 8.2% year over-year, mainly driven by Adjusted Gross Profit growth, and partially offset by investments in sales personnel and marketing initiatives. Adjusted EBT margin was 21.2%, down 0.9 percentage point from 4Q24, mainly due to the variation in gross margin previously explained, alongside higher selling expenses as a percentage of revenues. These effects were partially offset by lower share-based compensation expenses. Sequentially, Adjusted EBT grew 4.1%, with margins stable at 21.2%.
oAdjusted Net Income from both continuing and discontinued operations reached R$734.7 million in the quarter, 10.4% higher year over year. From continuing operations alone, Adjusted Net Income totaled R$706.9 million in 4Q25, representing a 12.4% increase versus 4Q24. Adjusted net margin from continuing operations was 19.0%, up from 18.0% in 3Q25 and flattish compared to 19.1% in 4Q24. This sequential increase primarily reflects a lower effective tax rate in the period and a flat EBT margin.

Earnings Release | 4Q25	6

oAdjusted Basic EPS from continuing and discontinued operations was R$2.87 per share in 4Q25, an increase of 26.8% year over year and 11.5% quarter over quarter. The annual increase outpaced Adjusted Net Income growth by 2.6x, due to R$3.0 billion in share buybacks over the past twelve months ended in December 31, 2025, which reduced the total outstanding share count by 40.3 million STNE shares.
oAdjusted Net Cash position from continuing and discontinued operations was R$2,588.1 million in the quarter, decreasing 26.5% quarter over quarter and 45.0% year over year. The R$931.0 million Adjusted Net Cash consumption is attributed to R$1,280.5 million used in the repurchase of 13.9 million STNE shares in the quarter, following the Company's capital allocation framework and commitment to distribute excess capital in the absence of any immediate value-accretive opportunity.
2025 GUIDANCE
Despite macroeconomic headwinds through 2025, the Company delivered solid 2025 results, meeting its key financial objectives.
RECENT DEVELOPMENTS
Linx Divestment
On 27th February, 2026, as announced to the market, we celebrated the closing of Linx divestment.
In 4Q25, we recognized an additional impairment loss reflecting revisions to key assumptions used in the estimation of the asset’s fair value, particularly related to the expected timing of disposal and the discounting of estimated proceeds to present value. These changes resulted in a lower recoverable amount for assets included in the disposal group and an impairment loss of R$157.8 million was identified and recognized as part of discontinued operations.
Civil Lawsuits - Class Action
We were involved in a securities class action related to the former credit product. Stone and the lead plaintiff agreed to a settlement of R$145.3 million, of which R$96.6 million will be covered by insurers. As a result of the settlement agreement, we have recognized an expense of R$48.5 million in the "Other expenses" line of the P&L, which has been adjusted given its non-recurring nature.
The class action settlement was approved by the court on 27th February, 2026.

Earnings Release | 4Q25	7

MAIN OPERATING METRICS
Table 3: Payments

Payments Operating Metrics	4Q25	3Q25	Δ q/q %	4Q24	Δ y/y %	2025	2024	Δ y/y%

Total TPV (R$bn)	150.8	140.2	7.5%	143.9	4.8%	560.9	516.2	8.7%
CTPV (Card TPV)	123.5	117.5	5.2%	123.2	0.3%	469.7	452.1	3.9%
PIX QR Code	27.2	22.8	19.6%	20.7	31.4%	91.2	64.1	42.3%

MSMB TPV (R$bn)	135.2	126.4	6.9%	128.4	5.3%	503.4	453.6	11.0%
CTPV (Card TPV)	111.5	106.5	4.6%	111.5	—%	425.1	403.4	5.4%
PIX QR Code	23.7	19.9	19.2%	16.9	40.2%	78.3	50.2	56.0%

Large Accounts TPV (R$bn)	15.6	13.8	12.8%	15.5	0.5%	57.5	62.6	(8.2)%
CTPV (Card TPV)	12.1	10.9	10.3%	11.7	3.1%	44.6	48.7	(8.4)%
PIX QR Code	3.5	2.9	22.5%	3.8	(7.6)%	12.9	13.9	(7.2)%

Active Client Base ('000)	4,803.5	4,716.2	1.9%	4,172.7	15.1%	4,803.5	4,172.7	15.1%
MSMB	4,739.2	4,652.0	1.9%	4,125.0	14.9%	4,739.2	4,125.0	14.9%
Large Accounts	54.3	54.5	(0.5)%	52.3	3.8%	54.3	52.3	3.8%

oTotal TPV was R$150.8 billion in 4Q25, an year-over-year growth of 4.8%. The increase is mainly explained by a 5.3% growth in MSMB TPV compared with 4Q24.
oTotal Payments Active Client base grew 1.9% quarter over quarter, reaching 4.8 million clients in 4Q25.
MSMB (Micro, SMB clients)
oMSMB TPV totaled R$135.2 billion in the quarter, a 5.3% year over year increase, mainly attributed to the expansion of our active client base within this segment.
Our MSMB TPV consists of the following components:
oMSMB CTPV was R$111.5 billion in 4Q25, flattish year over year. For the full year of 2025, MSMB CTPV was 5.4% higher compared with 2024. CTPV performance reflected macroeconomic headwinds on transaction activity and the shift toward PIX QR Code volumes replacing debit transactions. This shift is positive to P&L given the monetization is aligned with debit net MDR and it enhances engagement with Stone’s banking solution.
oMSMB PIX QR Code volumes were R$23.7 billion in the quarter, a 40.2% increase compared with the previous year period, driven by the ongoing expansion of this payment method.
oMSMB Active Payment Clients achieved 4.7 million in the quarter, a 14.9% year over year increase or 1.9% compared with 3Q25.
Table 4: Banking

Banking Operating Metrics	4Q25	3Q25	Δ q/q %	4Q24	Δ y/y %	2025	2024	Δ y/y%

MSMB Active Client Base ('000)	3,698.9	3,461.5	6.9%	3,061.9	20.8%	3,698.9	3,061.9	20.8%

Retail Deposits (R$mn)	11,091.0	9,018.2	23.0%	8,704.8	27.4%	11,091.0	8,704.8	27.4%
Deposits from retail clients	1,543.4	1,434.9	7.6%	8,274.9	(81.3)%	1,543.4	8,274.9	(81.3)%
Time Deposits (on-platform)	9,547.6	7,583.3	25.9%	429.9	2120.7%	9,547.6	429.9	2120.7%

•Banking active client base reached 3.7 million in 4Q25, up 20.8% compared with 4Q24 or 6.9% versus 3Q25. The quarter-over-quarter growth is mainly explained by the increase in our active banking only client base, and the successful execution of our bundle offers.

Earnings Release | 4Q25	8

•Total retail deposits were R$11.1 billion in 4Q25, 27.4% higher compared with 4Q24 mainly due to our cross selling initiatives between payments and banking. Compared with the previous quarter, total retail deposits increased 23.0%, mainly attributed to (i) a 4Q positive seasonality; and (ii) higher client engagement which is evidenced by the average daily balance base that increased 32.1% year over year and 6.8% quarter over quarter.
◦As previously mentioned, we continue to increase the use of client deposits as a funding source, reducing our average cost of funding. As a result, in 4Q25, the composition of our retail deposits was as follows:
▪Deposits from retail clients were R$1.5 billion, decreasing 81.3% year over year and increasing 7.6% sequentially.
▪Time deposits (on-platform) were R$9.5 billion, higher than R$7.6 billion in 3Q25 and R$0.4 million in 4Q24. The sequential growth reflects continued client engagement with our banking solutions and a seasonally stronger quarter.
Table 5: Credit 1

Consolidated Credit Metrics	4Q25	3Q25	Δ q/q %	4Q24	Δ y/y %	2025	2024	Δ y/y%

Portfolio (R$mn)	2,836.3	2,297.8	23.4%	1,207.6	134.9%	2,836.3	1,207.6	134.9%
Merchants[1]	2,540.7	2,070.9	22.7%	1,093.5	132.3%	2,540.7	1,093.5	132.3%
Credit Card	295.6	226.9	30.3%	114.2	158.9%	295.6	114.2	158.9%

Provisions for losses (R$mn)	(109.7)	(86.4)	27.0%	(25.5)	329.4%	(312.3)	(89.8)	247.9%
Merchants[1]	(93.9)	(76.2)	23.3%	(17.2)	445.5%	(273.6)	(76.7)	256.6%
Credit Card	(15.8)	(10.2)	54.7%	(8.3)	89.5%	(38.7)	(13.1)	196.6%

NPL 15-90 days	4.43%	3.12%	1.31p.p.	2.47%	1.95p.p.	4.43%	0.02	1.95p.p.
NPL > 90 days	5.21%	5.03%	0.18p.p.	3.61%	1.60p.p.	5.21%	3.6%	1.60p.p.

Coverage ratio	263.6%	265.0%	(1.4)p.p.	331.2%	(67.6)p.p.	263.6%	331.2%	(67.6)p.p.
Cost of risk	(17.1)%	(16.8)%	(0.3)p.p.	(10.0)%	(7.1)p.p.	(61.8)%	(47.2)%	(14.5)p.p.

•In 4Q25, our total credit portfolio reached R$2,836.3 million, mainly attributed to a 22.7% quarter-over-quarter growth in our merchant portfolio, especially our working capital solution.
•Provisions for expected losses totaled R$109.7 million in 4Q25, up from R$86.4 million in 3Q25, driven by the continued expansion of our credit portfolio, fueled by a 16.5% quarter-over-quarter increase in working capital disbursements. As a result, our cost of risk for the quarter stood at 17.1%, in line with recent trends.
•NPL 15-90 days for the consolidated credit portfolio was 4.43%, compared with 3.12% in 3Q25 and 2.47% in 4Q24. The sequential increase in this NPL ratio stems primarily from payment delay with regards to a limited number of clients within the specialized desk, which have higher average tickets. NPL over 90 days was 5.21% in 4Q25 compared with 5.03% and 3.61% in 3Q25 and 4Q24, respectively. The sequential increase in NPL over 90 days is a result of the natural maturation process of our portfolio, considering our different credit solutions offered.
•In 4Q25, our coverage ratio stood at 263.6%, remaining at a conservative level given the current macroeconomic environment.
1 Merchants consists of the sum of working capital and revolving credit.

Earnings Release | 4Q25	9

Adjusted Income Statement from Continuing Operations
Table 6: Adjusted Statement of Profit or Loss from Continuing Operations 2(unless otherwise noted)

Adjusted Statement of Profit or Loss (R$mn)	4Q25	% Rev.[3]	3Q25	% Rev.[3]	Δ q/q %	4Q24	% Rev.[3]	Δ y/y%	2025	2024	Δ y/y%
Net revenue from transaction activities and other services	548.2	14.7%	626.0	17.5%	(12.4)%	805.9	24.5%	(32.0)%	2,493.1	3,128.9	(20.3)%
Net revenue from subscription services and equipment rental	230.4	6.2%	224.1	6.3%	2.8%	188.7	5.7%	22.1%	889.3	746.2	19.2%
Financial income	2,761.0	74.1%	2,544.0	71.3%	8.5%	2,189.6	66.4%	26.1%	10,017.3	7,676.2	30.5%
Other financial income	185.7	5.0%	172.7	4.8%	7.5%	111.5	3.4%	66.5%	754.1	498.3	51.3%
Total revenue and income	3,725.3	100.0%	3,566.8	100.0%	4.4%	3,295.7	100.0%	13.0%	14,153.8	12,049.6	17.5%
Cost of services	(911.5)	(24.5)%	(817.8)	(22.9)%	11.5%	(743.1)	(22.5)%	22.7%	(3,365.4)	(2,832.5)	18.8%
Provision expenses for expected credit losses[2]	(109.7)	(2.9)%	(86.4)	(2.4)%	27.0%	(26.6)	(0.8)%	312.7%	(312.3)	(89.8)	247.9%
Financial expenses, net	(1,151.5)	(30.9)%	(1,144.1)	(32.1)%	0.6%	(1,029.6)	(31.2)%	11.8%	(4,469.0)	(3,650.9)	22.4%
Gross Profit	1,662.4	44.6%	1,604.9	45.0%	3.6%	1,523.0	46.2%	9.1%	6,319.4	5,566.3	13.5%
Administrative expenses	(243.9)	(6.5)%	(223.5)	(6.3)%	9.1%	(217.5)	(6.6)%	12.1%	(879.8)	(805.0)	9.3%
Selling expenses	(562.2)	(15.1)%	(527.2)	(14.8)%	6.7%	(485.8)	(14.7)%	15.7%	(2,147.8)	(1,840.0)	16.7%
Other income (expenses), net	(66.7)	(1.8)%	(95.6)	(2.7)%	(30.3)%	(91.0)	(2.8)%	(26.7)%	(386.2)	(338.1)	14.2%
Loss on investment in associates	(1.1)	—%	(1.2)	—%	(5.5)%	0.1	—%	n.m	(2.5)	0.4	n.m
Profit (loss) before income taxes	788.5	21.2%	757.4	21.2%	4.1%	728.8	22.1%	8.2%	2,903.2	2,583.6	12.4%
Income tax and social contribution	(81.6)	(2.2)%	(115.9)	(3.3)%	(29.6)%	(99.7)	(3.0)%	(18.2)%	(426.0)	(475.4)	(10.4)%
Net income (loss) from Continuing Operations	706.9	19.0%	641.5	18.0%	10.2%	629.0	19.1%	12.4%	2,477.2	2,108.2	17.5%

Effective tax rate for Continuing Operations	10.3%	n.a.	15.3%	n.a.	(5.0)p.p.	13.7%	n.a.	(3.3)p.p.	14.7%	18.4%	(3.7)p.p.

Net income (loss) from Discontinued Operations	27.8	9.2%	48.4	16.5%	(42.7)%	36.6	11.7%	(24.2)%	132.7	91.9	44.4%

Net income (loss) from Continuing + Discontinued Operations	734.7	18.2%	689.9	17.9%	6.5%	665.6	18.4%	10.4%	2,609.9	2,200.0	18.6%
3
Total Revenue and Income from Continuing Operations
Net Revenue from Transaction Activities and Other Services (Continuing Operations)
Net Revenue from Transaction Activities and Other Services totaled R$548.2 million in 4Q25, down 32.0% year over year. This decrease can be primarily attributed to (i) ongoing pricing optimizations between card MDRs and prepayment revenues across our bundled offers. While this negatively impacts Net Revenue from Transaction Activities and Other Services, it positively contributes to Financial Income. This effect was partially offset by higher (ii) revenues from PIX QR Code, and (iii) transactional banking services.
Quarter over quarter, Net Revenue from Transaction Activities and Other Services decreased 12.4%, mainly due to the same items abovementioned for the year over year variation.
As our bundled offerings continue to evolve, pricing optimization across transactional revenues and financial income should be ongoing, underscoring the importance of focusing on gross profit rather than individual revenue lines. This approach provides a more comprehensive view of our business performance.
Net Revenue from Subscription Services and Equipment Rental (Continuing Operations)
Net Revenue from Subscription Services and Equipment Rental increased 22.1% year over year to R$230.4 million in 4Q25. This can be primarily attributed to (i) higher subscription revenues from continuing operations in our software segment, as well as (ii) higher equipment rental revenues.
2 Starting from 4Q24, write-offs are recognized under Cost of Services.
3 For Net Income (Loss) from Discontinued Operations, the percentage of revenues is calculated based on the Total Revenue and Income from Discontinued Operations. For Net Income (Loss) for the period for Continuing + Discontinued Operations, the percentage considers the Total Revenue and Income from both Continuing and Discontinued Operations.

Earnings Release | 4Q25	10

Quarter over quarter, this revenue line increased 2.8% as a result of item (i) mentioned above for the year over year variation.
Financial Income (Continuing Operations)
Financial Income was R$2,761.0 million in the quarter, a 26.1% year over year growth, explained by higher prepayment and credit revenues, offset in part by lower floating revenue from deposits, which were introduced as an alternative funding source in our operation in the beginning of fiscal year 2025. Higher prepayment revenues are a result of the following factors: (i) pricing policy adjustments undertaken in the period, (ii) ongoing pricing optimizations between card MDRs and prepayment revenues as anticipated in the “Net Revenue from Transaction Activities and Other Services” section, and (iii) higher prepaid volumes.
Quarter over quarter, Financial Income increased 8.5% as a result of higher prepayment and credit revenues.
Credit revenues were R$237.6 million in 4Q25 compared with R$179.0 million in 3Q25 and R$79.6 million in 4Q24.
Other Financial Income (Continuing Operations)
Other Financial Income totaled R$185.7 million in 4Q25 compared with R$111.5 million in 4Q24. This increase was primarily due to (i) a higher average CDI rate in the period from 11.14% in 4Q24 to 14.90% in 4Q25, and (ii) a larger average cash balance.
Compared with the previous quarter, Other Financial Income increased 7.5%, due to (i) lower taxes from intra-group interest on equity payments in 4Q25 compared with 3Q25 and despite (ii) a slightly lower average cash balance in the period.
Adjusted Costs and Expenses from Continuing Operations
Cost of Services (Continuing Operations)
Cost of Services totaled R$911.5 million in 4Q25, increasing 22.7% year-over-year.
Loan loss provisions were R$109.7 million, up from R$26.6 million in 4Q24, and R$86.4 million in 3Q25. The increase in loan loss provisions on an annual basis reflects (i) an acceleration in working capital disbursements, (ii) increased focus on limit-based products such as revolving credit, and (iii) a heightened conservatism in light of the challenging macroeconomic environment. Excluding these provisions, Cost of Services was R$801.8 million, expanding 11.9% year-over-year. This increase was driven by higher (i) amortization as a result of the completion of several projects that were in development, (ii) acquiring-related provisions, (iii) logistics, and (iv) transaction costs.
On a sequential basis, Cost of Services was 11.5% higher. Excluding loan loss provisions, Cost of Services increased 9.6% sequentially as a result of the same items aforementioned for the year over year variation.
As a percentage of revenues, Cost of Services excluding loan loss provisions was 21.5%, compared with 21.7% in 4Q24 and 20.5% in 3Q25.
Adjusted Financial Expenses, Net (Continuing Operations)
Financial Expenses, Net were R$1,151.5 million in 4Q25, an 11.8% increase compared with the prior-year period. This growth can be mainly attributed to (i) an expansion in average CDI rate, from 11.14% in 4Q24 to 14.90% in 4Q25, alongside (ii) increased funding requirements to support the growth of our operations. These effects were partially mitigated by (iii) improved funding efficiency mostly as a result of the deployment of client deposits as a funding source. As a percentage of Total Revenue and Income, Financial Expenses, Net decreased from 31.2% in 4Q24 to 30.9% in 4Q25.
Compared with 3Q25, Financial Expenses, Net were flattish, as a lower number of working days in the quarter helped offset the increase in our funding needs. As a percentage of revenues, Financial Expenses, net decreased from 32.1% in 3Q25 to 30.9% in 4Q25.

Earnings Release | 4Q25	11

Adjusted Administrative Expenses (Continuing Operations)
Administrative Expenses were R$243.9 million, increasing 12.1% year over year, mostly explained by higher (i) personnel expenses, (ii) third party services, (iii) facilities, and (iv) depreciation and amortization expenses. As a percentage of revenues, Administrative Expenses decreased from 6.6% in 4Q24 to 6.5% in 4Q25.
Compared with the previous quarter, Administrative Expenses grew 9.1%, mostly as a consequence of items (i) and (iii) from the year over year explanation above. As a percentage of revenues, Administrative expenses increased from 6.3% in 3Q25 to 6.5% in 4Q25.
Selling Expenses (Continuing Operations)
Selling Expenses were R$562.2 million in 4Q25, up 15.7% year over year, due to higher investments in (i) our distribution channels, and (ii) marketing. As a percentage of revenues, Selling Expenses increased from 14.7% in 4Q24 to 15.1% in 4Q25.
Compared with 3Q25, Selling Expenses increased 6.7%, with higher investments in our distribution channels being partially offset by lower marketing expenses. As a percentage of revenues, Selling Expenses were up from 14.8% in 3Q25 to 15.1% in 4Q25.
Adjusted Other Income (Expenses), Net (Continuing Operations)
Other Expenses, Net were R$66.7 million in the quarter, down 26.7% on a year over year basis, driven by lower share-based compensation expenses as a result of (i) higher tax provisions given the stronger depreciation in the share price in the quarter, and (ii) a non recurring gain in the amount of R$16 million from enhanced monitoring and system refinements in our share-based compensation management process.
Compared with the previous quarter, Other Expenses, net, were down 30.3%, which can be attributed to the same factors abovementioned for the year over year variation.
Adjusted Income Tax and Social Contribution (Continuing Operations)
The Company recognized R$81.6 million of income tax and social contribution expenses during 4Q25 over an Adjusted Profit Before Income Taxes of R$788.5 million, representing an effective tax rate of 10.3%. The difference to the statutory rate is mainly explained by (i) gains from entities subject to different tax rates, and (ii) benefits from “Lei do Bem” (Law 11,196/05) incentives.
Adjusted Net Income (Loss) and EPS
In 4Q25 Adjusted Net Income from Continuing Operations was R$706.9 million, compared with R$629.0 million in 4Q24, increasing 12.4% year over year. This positive evolution was mostly a result of an increase of 9.1% in Adjusted Gross Profit, boosted by the successful execution in adjusting our pricing policy in the period amid a challenging macroeconomic environment in Brazil, combined with a lower effective tax rate. These effects were partially offset by an increase of 9.9% in SG&A.
Compared with the previous quarter, Adjusted Net Income from Continuing Operations was 10.2% higher, with Adjusted Net Margin increasing 1.0 percentage point from 18.0% in 3Q25 to 19.0% in 4Q25. This margin increase can be attributed to a lower effective tax rate in the period, on top of a flattish EBT margin.
Adjusted Net Income from both continuing and discontinued operations reached R$734.7 million in the quarter, 10.4% higher year over year and 6.5% quarter over quarter. As a result, Adjusted Basic EPS from continuing and discontinued operations was R$2.87 per share, up from R$2.26 in 4Q24 and R$2.57 in 3Q25.

Earnings Release | 4Q25	12

IFRS Profit and Loss Statement from Continuing
Operations (unless otherwise noted)
Table 7: Conciliation between Adjusted and IFRS Profit and Loss Statement for Continuing Operations and EPS for Continuing + Discontinued Operations

Income Statement of Profit or Loss from Continuing Operations(R$mn)	4Q25 Adjusted	Adjustments	Rationale	4Q25 IFRS	3Q25 IFRS	Δ q/q %	4Q24 IFRS	Δ y/y%
Total revenue and income	3,725.3	-	-	3,725.3	3,566.8	4.4%	3,295.7	13.0%
Cost of services	(911.5)	-	-	(911.5)	(817.8)	11.5%	(743.1)	22.7%
Financial expenses, net	(1,151.5)	(1.9)	R$1.3mn of financial expenses from fair value adjustments on acquisitions; and R$0.5mn from earn-out interests on business combinations.	(1,153.4)	(1,147.1)	0.5%	(1,031.7)	11.8%
Gross Profit	1,662.4	(1.9)	-	1,660.5	1,601.9	3.7%	1,521.0	9.2%
Administrative expenses	(243.9)	(11.2)	PPA (Purchase Price Allocation) amortization of acquired software companies.	(255.1)	(233.7)	9.1%	(227.6)	12.1%
Selling expenses	(562.2)	-	-	(562.2)	(527.2)	6.7%	(485.8)	15.7%
Other income (expenses), net	(66.7)	(49.2)	R$48.5mn from class action related settlement; and R$0.7mn from miscellaneous items.	(115.9)	(95.6)	21.2%	(98.4)	17.7%
Gain (loss) on investment in associates	(1.1)	-	-	(1.1)	(1.2)	(5.4)%	0.1	n.m.
Profit before income taxes	788.5	(62.3)	-	726.2	744.3	(2.4)%	709.2	2.4%
Income tax and social contribution	(81.6)	2.8	Taxes related to the adjusted items.	(78.8)	(113.5)	(30.6)%	(94.2)	(16.3)%
Net income from Continuing Operations	706.9	(59.5)	-	647.4	630.8	2.6%	615.1	5.3%

Net income from Discontinued Operations	27.8	(171.0)	R$158.0mn from Impairment expenses; and R$13.0mn from other items.	(143.2)	84.5	n.m	(3,536.9)	(96.0)%
Net income from Continuing + Discontinued Operations	734.7	(230.5)	-	504.2	715.3	(29.5)%	(2,921.8)	n.m.

Basic Number of shares (mn)	254.6	-	-	254.6	264.8	(3.9)%	293.1	(13.2)%
Basic EPS from Continuing + Discontinued Operations (R$/share)	2.87	-	-	1.96	2.67	(26.4)%	(9.98)	n.m.
The variations of the IFRS P&L lines can be explained by the same factors as for the Adjusted P&L lines, unless otherwise noted below.
Other expenses, net increased 17.7% year over year, mainly as a result of a non-recurring negative effect in the amount of R$48.5 million from the settlement of the 2021 Class Action lawsuit, being partially offset by lower share-based compensation expenses. Quarter over quarter, other expenses, net increased 21.2% for the same factors mentioned for the year over year variation. For further information on the Class Action settlement refer to Note 14.3.1 from our Financial Statements.
Net Income from continuing operations was R$647.4 million in the quarter with a margin of 17.4%, compared with R$615.1 million and a margin of 18.7% in 4Q24. The year over year increase of 5.3% can be primarily attributed to higher Gross Profit and a lower tax rate, partly compensated by operating expenses.
Sequentially, net income from continuing operations grew from R$630.8 million in 3Q25, to R$647.4 million in 4Q25, while net margins decreased from 17.7% to 17.4% over the same period. The sequential margin compression can be attributed to a lower EBT margin, partially compensated by a lower IFRS tax rate from continuing operations.
Net income from both continuing and discontinued operations was R$504.2 million, up 29.5% sequentially. As a result, IFRS Basic EPS from continuing and discontinued operations was R$1.96 per share in 4Q25 compared with R$(9.98) in 4Q24 and R$2.67 in 3Q25.

Earnings Release | 4Q25	13

Adjusted Net Cash
Our Adjusted Net Cash, a non-IFRS metric, consists of the items detailed in Table 8 below:
Table 8: Adjusted Net Cash

Adjusted Net Cash (R$mm)	4Q25 Continuing Operations	4Q25 Discontinued Operations	4Q25 Consolidated Operations	3Q25 Consolidated Operations	4Q24 Consolidated Operations
Cash and cash equivalents	4,821.7	230.6	5,052.3	5,797.4	5,227.7
Short-term investments	1,119.1	0.0	1,119.1	344.0	517.9
Accounts receivable from card issuers (a)	41,422.0	0.0	41,422.0	38,481.0	29,348.1
Financial assets from banking solution	1,855.8	0.0	1,855.8	1,627.7	8,805.9
Derivative financial instrument (b)	67.9	0.0	67.9	40.3	257.6
Adjusted Cash	49,286.5	230.6	49,517.1	46,290.4	44,157.1

Retail deposits (c)	(11,091.0)	0.0	(11,091.0)	(9,018.2)	(8,704.8)
Accounts payable to clients	(18,154.3)	0.0	(18,154.3)	(17,174.1)	(17,807.4)
Institutional deposits and marketable debt securities	(10,355.5)	0.0	(10,355.5)	(10,259.9)	(8,496.0)
Other debt instruments	(7,057.2)	0.0	(7,057.2)	(5,711.5)	(4,153.0)
Derivative financial instrument (b)	(271.0)	0.0	(271.0)	(607.6)	(291.8)
Adjusted Debt	(46,929.1)	0.0	(46,929.1)	(42,771.3)	(39,452.9)

Adjusted Net Cash	2,357.4	230.6	2,588.1	3,519.1	4,704.1
(a)Accounts Receivable from Card Issuers are accounted for at their fair value in our balance sheet.
(b)Refers to economic hedge.
(c)Includes deposits from banking customers and time deposits from retail clients. For more information on retail deposits, please refer to note 5.8.1 in our Financial Statements.

As of December 31, 2025, the Company’s Adjusted Net Cash from Continuing + Discontinued operations was R$2,588.1 million, R$931.0 million lower compared with 3Q25, explained by:
i.+R$1,006.6 million of net income plus non-cash expenses consisting of Depreciation and Amortization, Share-based Payments, Allowance for Expected Credit Losses, Loss on Disposal of Property, Equipment and Intangible Assets, and Loss on Sale of Subsidiary;
ii.-R$1,280.5 million from shares buyback;
iii.-R$387.1 million from our credit portfolio, net of provision expenses and interest;
iv.-R$308.3 million of capex;
v.+R$38.3 million from other effects.

Earnings Release | 4Q25	14

Cash Flow from Continuing + Discontinued Operations
Table 9: Cash Flow

Cash Flow (R$mn)	4Q25	4Q24
Operating activities
Net income (loss) for the period	504.2	(2,921.8)

Adjustments to reconcile net income (loss) for the period to net cash flows:
Depreciation and amortization	241.5	244.0
Deferred income tax and social contribution	(40.4)	(59.5)
Gain (loss) on investment in associates	1.1	(0.1)
Accrued interest, monetary and exchange variations, net	388.2	76.9
Provision for contingencies	63.7	(3.3)
Share-based payment expenses	42.9	74.3
Allowance for expected credit losses	188.5	24.5
Gain on disposal of property, equipment and intangible assets	26.7	23.6
Effect of applying hyperinflation accounting	0.9	(4.0)
Fair value adjustment in financial instruments at FVPL	4.1	(230.6)
Fair value adjustment in derivatives	(6.5)	233.4
Remeasurement of previously held nterest on business combination	0.0	0.1

Working capital adjustments:
Accounts receivable from card issuers	(2,553.6)	(2,476.4)
Receivables from related parties	0.6	4.5
Recoverable taxes	(122.3)	27.8
Prepaid expenses	24.9	(33.4)
Trade accounts receivable, banking solutions and other assets	1,936.3	839.6
Credit portfolio	(387.1)	(207.2)
Accounts payable to clients	(1,562.3)	(808.6)
Taxes payable	114.2	158.2
Labor and social security liabilities	(2.2)	(27.2)
Payment of contingencies	(67.3)	(14.0)
Trade accounts payable and other liabilities	176.0	136.8
Interest paid	(473.0)	(202.6)
Interest income received, net of costs	2,091.4	1,335.5
Income tax paid	(41.2)	(54.5)
Net cash provided by (used in) operating activities	710.2	(300.8)

Investing activities
Purchases of property and equipment	(159.4)	(203.4)
Purchases and development of intangible assets	(148.8)	(119.0)
Acquisition of short-term investments, net	(746.5)	(135.0)
Proceeds from disposal of non-current assets	0.0	(2.6)
Payment for interest in subsidiaries acquired	(1.4)	(19.1)
Net cash used in investing activities	(1,056.2)	(479.3)

Financing activities
Proceeds from institutional deposits and marketable debt securities	1,419.7	2,435.6
Payment of institutional deposits and marketable debt securities	(1,413.3)	(840.9)
Proceeds from other debt instruments, except lease	2,171.6	1,510.5
Payment of other debt instruments, except lease	(1,036.8)	(480.1)
Payment of principal portion of leases liabilities	(15.9)	(15.7)
Payment of derivative financial instruments designated for hedge accounting	(245.6)	0.0
Repurchase of own shares	(1,280.5)	(608.3)
Premium received in options over own shares of StoneCo Ltd (STNE) entered into as part of our program to repurchase shares	2.8	0.0
Acquisition of non-controlling interests	(0.1)	(0.2)
Dividends paid to non-controlling interests	(7.9)	(4.3)
Net cash used in (provided by) financing activities	(405.9)	1,996.5

Effect of foreign exchange on cash and cash equivalents	6.9	(2.1)

Change in cash and cash equivalents	(745.1)	1,214.4

Cash and cash equivalents at beginning of period	5,797.4	4,013.3
Cash and cash equivalents at end of period	5,052.3	5,227.7

Earnings Release | 4Q25	15

Consolidated Balance Sheet Statement
Table 10: Consolidated Balance Sheet Statement

Balance Sheet (R$mn)	4Q25	4Q24
Assets
Current assets	56,447.1	45,965.0
Cash and cash equivalents	4,821.7	5,227.7
Short-term investments	1,119.1	517.9
Financial assets from banking solutions	1,855.8	8,805.9
Accounts receivable from card issuers	41,275.2	29,231.8
Trade accounts receivable	222.5	390.6
Credit portfolio	2,008.4	891.7
Recoverable taxes	690.3	372.4
Derivative financial instruments assets	58.6	156.8
Other assets	372.6	370.3
Assets classified as held for sale	4,022.8	0.0

Non-current assets	5,849.8	8,848.4
Long-term investments	24.6	32.6
Accounts receivable from card issuers	146.8	116.2
Trade accounts receivable	21.9	25.5
Credit portfolio	438.4	171.4
Derivative financial instruments assets	11.5	103.4
Receivables from related parties	0.0	0.6
Deferred tax assets	1,256.2	871.6
Investment in associates	71.6	75.8
Property and equipment	1,725.5	1,834.0
Intangible assets	1,986.9	5,458.1
Other assets	166.6	159.2

Total Assets	62,296.9	54,813.5

Liabilities and equity
Current liabilities	41,204.1	33,533.8
Retail deposits	11,091.0	8,704.8
Accounts payable to clients	18,082.0	17,756.7
Trade accounts payable	848.3	672.2
Institutional deposits and marketable debt securities	5,777.3	3,066.0
Other debt instruments	2,866.4	1,903.8
Labor and social security liabilities	536.4	578.3
Taxes payable	899.3	560.3
Derivative financial instruments liabilities	94.9	10.6
Other liabilities	215.5	281.1
Liabilities associated with assets held for sale	793.0	0.0

Non-current liabilities	10,058.1	9,452.4
Accounts payable to clients	72.4	50.7
Institutional deposits and marketable debt securities	4,578.2	5,430.0
Other debt instruments	4,360.1	2,496.1
Derivative financial instruments liabilities	176.2	281.2
Deferred tax liabilities	309.1	680.7
Provision for contingencies	214.9	237.4
Labor and social security liabilities	82.9	39.5
Other liabilities	264.3	236.8

Total liabilities	51,262.1	42,986.2

Equity attributable to controlling shareholders	10,995.0	11,776.0
Issued capital	0.1	0.1
Capital reserve	14,181.2	14,215.2
Treasury shares	(4,591.3)	(1,805.9)
Other comprehensive income (loss)	(536.1)	(287.0)
Retained earnings (accumulated losses)	1,973.3	(346.4)
Other comprehensive income associated with assets held for sale	(32.2)	0.0

Non-controlling interests	39.8	51.3

Total equity	11,034.8	11,827.3

Total liabilities and equity	62,296.9	54,813.5

Earnings Release | 4Q25	16

Continuing Operations Historical P&L (Adjusted)
Table 11: Adjusted Continuing Operations Historical P&L

Historical Adjusted Statement of Profit or Loss (R$mn)	4Q25	3Q25	2Q25	1Q25	4Q24
Net revenue from transaction activities and other services	548.2	626.0	658.1	660.7	805.9
Net revenue from subscription services and equipment rental	230.4	224.1	218.9	215.9	188.7
Financial income	2,761.0	2,544.0	2,409.2	2,303.1	2,189.6
Other financial income	185.7	172.7	214.7	181.1	111.5
Total revenue and income	3,725.3	3,566.8	3,500.9	3,360.8	3,295.7
Cost of services	(911.5)	(817.8)	(850.4)	(785.8)	(743.1)
Provision expenses for expected credit losses	(109.7)	(86.4)	(82.3)	(34.0)	(26.6)
Financial expenses, net	(1,151.5)	(1,144.1)	(1,089.0)	(1,084.3)	(1,029.6)
Gross Profit	1,662.4	1,604.9	1,561.5	1,490.7	1,523.0
Administrative expenses	(243.9)	(223.5)	(214.9)	(197.6)	(217.5)
Selling expenses	(562.2)	(527.2)	(531.0)	(527.4)	(485.8)
Other income (expenses), net	(66.7)	(95.6)	(111.1)	(112.7)	(91.0)
Loss on investment in associates	(1.1)	(1.2)	(0.5)	0.4	0.1
Profit (loss) before income taxes	788.5	757.4	704.0	653.4	728.8
Income tax and social contribution	(81.6)	(115.9)	(105.8)	(122.7)	(99.7)
Net income (loss) from Continuing Operations	706.9	641.5	598.1	530.7	629.0

Net income (loss) from Discontinued Operations	27.8	48.4	32.7	23.8	36.6

Net income (loss) from Continuing + Discontinued Operations	734.7	689.9	630.9	554.4	665.6
Other Information
Conference Call
Stone will discuss its 4Q25 financial results during a teleconference today, March 02, 2026, at 5:00 PM ET / 7:00 PM BRT.
The conference call can be accessed live over the Zoom webinar (ID: 869 7892 3413| Password: 164760). It can also be accessed over the phone by dialing +1 646 931 3860 or +1 669 444 9171 from the U.S. Callers from Brazil can dial +55 21 3958 7888. Callers from the UK can dial +44 330 088 5830.
The call will also be webcast live and a replay will be available a few hours after the call concludes. The live webcast and replay will be available on Stone’s investor relations website at https://investors.stone.co/.
About Stone Co.
Stone Co. is a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses with payments, banking and credit.

Earnings Release | 4Q25	17

Glossary of Terms
•“Active Payments Client Base”: refers to MSMBs and Large Accounts. Considers clients that have transacted at least once over the preceding 90 days, except for Ton active clients which consider clients that have transacted once in the preceding 12 months. As from 3Q22, does not consider clients that use only TapTon.
•“Adjusted Net Cash”: is a non-IFRS financial metric and consists of the following items: (i) Adjusted Cash: Cash and cash equivalents, Short-term investments, Accounts receivable from card issuers, Financial assets from banking solution and Derivative financial instrument; minus (ii) Adjusted Debt: Retail deposits, Accounts payable to clients, Institutional deposits and marketable debt securities, Other debt instruments and Derivative financial instrument.
•“Banking”: refers to our digital banking solution.
•“Banking Active Clients”: clients who have transacted at least R$1 in the past 30 days.
•"Consolidated Credit Metrics”: refer to metrics for credit cards and merchants, the latter including the sum of working capital and revolving credit.
•"Continuing Operations”: refer to our financial services solutions to clients and to certain software assets that were not included in the scope of the software divestments announced in the July 22, 2025 6-K filing, titled "StoneCo Announces Divestment of Software Assets".
•"Cost of risk”: annualized provision for expected credit losses, divided by the average credit portfolio between the current and the previous quarter.
•"Coverage ratio”: consists of the accumulated loan loss provision expenses over NPL over 90 days.
•“Credit Portfolio”: is gross of provisions for losses, but net of amortizations. Note: the amount recorded in the balance sheet is already net of provisions.
•“CTPV”: means Card Total Payment Volume and refers only to transactions settled through cards. Does not include PIX QR Code volumes.
•"Discontinued Operations”: refer to the software assets included in the scope of the software divestments announced in the July 22, 2025 6-K filing, titled "StoneCo Announces Divestment of Software Assets."
•“Large Accounts”: refers to operations in which Pagar.me acts as a fintech infrastructure provider for different types of clients, especially larger ones, such as mature e-commerce and digital platforms, commonly delivering financial services via APIs. It also includes clients that are onboarded through our integrated partners program, regardless of client size.
•“MDR or Merchant Discount Rate”: means the fee or commission paid by merchants for the service of capturing, processing, transmitting and settling transactions. The merchant discount rate is applied to the value of each Cardholder’s transaction, including the interchange fee and assessment fees.
•“Membership fees”: refer to the upfront fee paid by merchants for all Ton offerings and specific ones for Stone when they join our client base. Until December 31, 2023, membership fees revenues were recognized fully at the time of acquisition. From January 1, 2024 onwards, the Group recognizes revenues from membership fees deferred through the expected lifetime of the client.

Earnings Release | 4Q25	18

•“MSMB segment”: refer to SMBs – small and medium business (online and offline) – and micro-merchants, from our Stone, Pagar.me and Ton products. Considers clients that have transacted at least once over the preceding 90 days, except for Ton active clients which consider clients that have transacted once in the preceding 12 months. As from 3Q22, does not consider clients that use only TapTon.
•”Merchants solution (credit)”: consists of the sum of (i) working capital and (ii) revolving credit.
•“NPL (Non-Performing Loans)”: is the total outstanding of the contract whenever the clients default on an installment. More information on the total overdue by aging considering only the individual installments can be found in Note 6.6.1 of the Financial Statements.
•“PIX QR Code”: includes the volume of PIX QR Code transactions from dynamic POS QR Code and static QR Code from MSMB and Large Accounts merchants, unless otherwise noted.
•“Revenue”: refers to Total Revenue and Income net of taxes, which is net of interchange fees retained by card issuers and assessment fees paid to payment schemes.
•“Retail Deposits”: includes time deposits and deposits from retail customers, including MSMB and Large Account clients.
•“TPV”: Total Payment Volume. Reported TPV figures consider all card volumes settled by StoneCo, including PIX QR Code transactions from dynamic POS QR Code and static QR Code from MSMB and Large Accounts merchants, unless otherwise noted.
Forward-Looking Statements
This document contains "forward-looking statements" within the meaning of the Safe Harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.
All statements other than statements of historical fact may be deemed forward-looking, including, but not limited to, statements regarding our plans, strategies, prospects, and growth estimates. Such statements are based on our current expectations, estimates, and assumptions about future events and can be identified by words such as “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast”, “plan”, “predict”, “project”, “potential”, “aspiration”, “objectives”, “should”, “purpose”, “belief” and similar expressions, although not all forward-looking statements contain these words.
Forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond our control, that could cause our actual results, performance, or achievements to differ materially from those expressed or implied in these statements. You are cautioned not to place undue reliance on these statements, as reported results should not be considered an indication of future performance. Additional factors and risks that could cause material differences are detailed in our reports filed with the Securities and Exchange Commission ("SEC"), including the sections entitled "Risk Factors" and "Forward-Looking Statements" in our annual report on Form 20-F.
We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.
Non-IFRS Financial Measures
This document includes certain non-IFRS financial measures that supplement the financial measures presented in accordance with International Financial Reporting Standards (IFRS). These non-IFRS measures are used by our management to assess operational performance, generate future operating plans, and make strategic decisions. We believe they provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management.
It is important to note that these non-IFRS measures have significant limitations as financial measures, should be considered supplementary in nature, and are not a substitute for, nor superior to, financial information prepared in accordance with IFRS. Furthermore, they may differ from similarly titled measures used by other companies. For a complete reconciliation of our non-IFRS financial measures to their most comparable IFRS measures and their detailed definitions, please refer to the tables and glossary provided in the Appendix of our Earnings Release.
Other Information
Certain market and industry information used in this document was obtained from internal estimates and studies, as well as market research and publicly available information. While we believe such data to be reliable, we do not guarantee its accuracy or completeness. Internal estimates and studies have not been independently verified. The trademarks included are the property of their respective owners. This document is provided for informational purposes only and does not constitute, nor should it be construed as, legal, tax, or investment advice.

Earnings Release | 4Q25	19